

July 29, 2011

<u>Via E-Mail</u>

Mr. Mengyou Tong
Chief Financial Officer
Sino Assurance, Inc.
20th Floor, 6009 Yitian Road, New World Center,
Futian District, Shenzhen, People's Republic of China

> **Re: Sino Assurance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011 as amended on March 24, 2011**
> **File No. 000-50002**

Dear Mr. Tong:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Accounting Branch Chief